SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

AmTrust Financial Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

032359309
(CUSIP Number)

Barry D. Zyskind
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038
(212) 220-7120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,022,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,022,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,022,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,845,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,845,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,845,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,577,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,577,643
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,577,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 59 Maiden Lane, 6th Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel and George Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 6th Floor, New York, New York 10038.

(c)	Barry D. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board and George Karfunkel is a Director of the Issuer.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group for gifts made to charitable foundations and changes in the form of beneficial ownership since its initial Schedule 13D filing.

On December 31, 2007, New Gulf Holdings, Inc. (“NGH”), which owned 10,285,714 shares of Common Stock, gifted 1,150,000 shares of its Common Stock to The Chesed Foundation of America, a charitable foundation, and 1,150,000 shares of its Common Stock to The Hod Foundation, a charitable foundation.  At the time, NGH was 100% owned by Gulf USA Corporation, which was owned 50% each by George Karfunkel and Michael Karfunkel.  Prior to December 31, 2007, George Karfunkel and Michael Karfunkel shared voting and investment power with respect to the 2,300,000 shares owned by NGH.  George Karfunkel has sole investment and voting power of the Common Stock held by The Chesed Foundation of America.  Michael Karfunkel has sole investment and voting power of the Common Stock held by the Hod Foundation.

On August 1, 2008, NGH, which owned 7,985,714 shares of Common Stock, gifted 50% of its Common Stock (3,992,857 shares) to The Chesed Foundation of America, and 50% of its Common Stock (3,992,857 shares) to The Hod Foundation.  At that time, NGH was 100% owned by Gulf USA Corporation, which was owned 50% each by George Karfunkel and Michael Karfunkel.  Prior to August 1, 2008, George Karfunkel and Michael Karfunkel shared voting and investment power with respect to the 7,985,714 shares owned by NGH.  George Karfunkel has sole investment and voting power of the Common Stock held by The Chesed Foundation of America.  Michael Karfunkel has sole investment and voting power of the Common Stock held by The Hod Foundation.

CUSIP No. 032359309	13D	Page 6 of 8 Pages

On August 1, 2008, Michael Karfunkel gifted 151,777 shares of Common Stock to The Hod Foundation.

On December 31, 2008, Mr. Zyskind made a gift of 55,000 shares of Common Stock to The Teferes Foundation, a charitable foundation.  Mr. Zyskind has sole investment and voting power of the Common Stock held by the Teferes Foundation.

On December 31, 2008, George Karfunkel gifted 1,007,143 of the shares of Common Stock he held individually to The Chesed Foundation of America.

On February 9, 2011, The Michael Karfunkel 2005 Grantor Retained Annuity Trust transferred 446,500 shares of Common Stock to Michael Karfunkel, individually.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Group beneficially owns 35,445,143 shares of Common Stock, which represents 59.5% of the Issuer’s 59,564,790 outstanding shares of Common Stock as of December 31, 2010.  The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 6,022,000* shares of Common Stock, which represents 10.1% of the Issuer’s outstanding shares of Common Stock; (ii) Michael Karfunkel beneficially owns 14,845,500** shares of Common Stock, which represents 24.9% of the Issuer’s outstanding shares of Common Stock; and (iii) George Karfunkel beneficially owns 14,577,643* shares of Common Stock, which represents 24.5% of the Issuer’s outstanding shares of Common Stock.

* The Teferes Foundation, a charitable foundation controlled by Barry Zyskind, owns 55,000 shares of Common Stock.  The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 6,551,786 shares of Common Stock.

** The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns 5,964,277 shares of Common Stock.  Michael Karfunkel, individually, owns 446,500 shares of Common Stock.  The remainder of Michael Karfunkel’s shares of Common Stock (8,434,723 shares) are held by The Michael Karfunkel 2005 Grantor Retained Annuity Trust, of which he is a trustee.  American Capital Partners Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 5,000,000 of these shares.  ACP Re Holdings, LLC is owned 99.9% by The Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 032359309	13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated November 26, 2007, by and among Barry D. Zyskind, Michael Karfunkel and George Karfunkel (incorporated by reference to Exhibit 1 to the Schedule 13D, dated November 26, 2007, of Barry D. Zyskind, Michael Karfunkel and George Karfunkel).

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel